SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Identiv, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45170X205
(CUSIP Number)

Bleichroeder LP
1345 Avenue of the Americas, 47th Floor,
New York, New York 10105
(212) 698-3101

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45170X205	Page 2 of 8 Pages
1	NAME OF REPORTING PERSON Bleichroeder LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,884,495
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 2,884,495
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,884,495
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 45170X205	Page 3 of 8 Pages
1	NAME OF REPORTING PERSON Bleichroeder Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,884,495
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 2,884,495
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,884,495
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

Item 1.   Security and the Issuer

This Schedule 13D relates to the Common Stock, $0.001 par value (the "Shares"), of Identiv, Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the Issuer's principal executive offices is 2201 Walnut Avenue, Suite 100, Fremont California.

Item 2.   Identity and Background

(a)   This Schedule 13D is being filed on behalf of Bleichroeder LP ("Bleichroeder"), with respect to Shares beneficially owned by it.  The general partner of Bleichroeder is Bleichroeder Holdings LLC (the "General Partner").

The foregoing persons are hereinafter sometimes referred to as the Reporting Persons. Any disclosures herein with respect to persons other than the Reporting Persons are made on information believed to be accurate after making inquiry to the appropriate party. Bleichroeder is the investment manager or adviser to funds and/or managed accounts and may be deemed to have beneficial ownership over the Shares directly owned by the funds and managed accounts by virtue of the authority granted to it to vote and to dispose of the securities held by them.

(b)  The address of the principal business and principal office of the Reporting Person and the General Partner is 1345 Avenue of the Americas, 47th Floor, New York, NY 10105.

(c)  The principal business of Bleichroeder is to serve as an investment manager or adviser to various investment partnerships and managed accounts. The principal business of the General Partner is to serve as General Partner of Bleichroeder.

(d)  During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five (5) During the last five (5) years, neither Bleichroeder nor the General Partner has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Bleichroeder is a limited partnership organized under the laws of the State of Delaware.  The General Partner is a limited liability company organized under the laws of the State of Delaware.

Item 3.   Source and Amount of Funds or Other Consideration.

Accounts and funds managed by the reporting person hold (i) 2,884,495 Shares and (ii) shares of Series B Non-Voting Convertible Preferred Stock that will be, subject to certain conditions described below, convertible into 6,330,762 Shares (as of December 31, 2022).

On December 21, 2017, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") with funds managed by the Reporting Persons providing for the issuance and sale of 5,000,000 shares of the Series B Non-Voting Convertible Preferred Stock, $0.001 par value per share (the "Preferred Stock"), at a price of $4.00 per share. Concurrently, the Issuer entered into a Stockholder Agreement (the "Stockholder Agreement") with the funds providing, among other things, resale registration rights with respect to the Shares issuable upon conversion of the Preferred Stock.

On May 5, 2020, the Issuer entered into a Note and Warrant Purchase Agreement (the "Warrant Agreement") with funds managed by the Reporting Persons pursuant to which the Issuer issued warrants ("Warrants") to purchase 275,000 Shares to the funds. On April 24, 2023, the funds exercised the Warrants and acquired 275,000 Shares at an aggregate exercise price of $962,500. The Shares issued upon exercise of the Warrants are entitled to the same resale registration rights granted to the under the Stockholder Agreement.

The 2,609,495 Shares (excluding the Shares acquired upon exercise of the Warrants) were acquired at an aggregate cost of $14,885,952 on the open market by accounts and funds managed by Bleichroeder LP.

Item 4.   Purpose of Transaction.
Bleichroeder originally acquired beneficial ownership of the Shares of the Issuer for investment purposes.
On April 28, 2023, representatives of the Reporting Persons engaged in a discussion with the Chairman of the Issuer's board of directors (the "Board") to discuss the strategic direction of the Issuer. Specifically, Bleichroeder proposed that the Board consider conducting a strategic review with respect to the Issuer's business divisions. As stated on its May 4, 2023 earnings call, the Issuer has been undertaking such a review with respect to its business units.
Bleichroeder intends to evaluate on an ongoing basis its investment in the Issuer and its options with respect to such investment. In connection with such evaluation, Bleichroeder may seek additional calls and meetings with members of the Board and/or senior management of the Issuer, or communicate publicly or privately with other stockholders, knowledgeable industry or market observers or other third parties to indicate Bleichroeder's views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to stockholders generally. As part of such evaluation and any such discussions, Bleichroeder may make recommendations, suggestions or proposals to the Issuer that may relate to or result in one or more of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, but not limited to, changes in the strategic direction and future plans of the Issuer as a means of enhancing shareholder value.
Depending on various factors, including the Issuer's financial position, prospects and strategic direction, the outcome of the matters referenced above, other developments concerning the Issuer, actions taken by the Issuer's board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, making or causing further acquisitions of securities of the Issuer, including Shares, from time to time, and disposing of, or cause to be disposed, any or all of the securities of the Issuer, including Shares, beneficially held by Bleichroeder at any time.

Item 5.   Interest in Securities of the Issuer.
(a)   As of the date of this Schedule 13D, the Reporting Persons beneficially own 2,884,495 Shares, representing 12.5% of the outstanding Shares (excluding Shares that will be issuable upon the conversion of Preferred Stock). In accordance with the terms of the Certificate of Designation of Preferences, Rights and Limitations of Series B Non-Voting Convertible Preferred Stock with respect to the Preferred Stock, the Preferred Stock is convertible (x)(i) following the sixth (6th) anniversary of the initial closing of the issuance of the Preferred Stock or (ii) if earlier, during the thirty (30) day period following the last trading day of any period of three (3) or more consecutive trading days that the closing market price of a Share exceeds $10.00 and (y) subject to a Beneficial Ownership Limitation (as defined therein) of 19.9% of the number of Shares outstanding immediately after giving effect to the issuance of the Shares issuable upon conversion of the Preferred Stock. If (i) the shares of Preferred Stock were currently convertible into Shares and (ii) there was no 19.9% limit on the conversion of the Preferred Stock, the Reporting Persons would be deemed to be the beneficial owners of 9,215,257 shares of Shares (including 6,330,763 Shares that would be issuable upon conversion of the Preferred Stock as of December 31, 2022), representing 31.4% of the outstanding shares of Shares. The percentages used herein are based upon the 22,716,094 Shares reported to be outstanding as of April 18, 2023 by the Issuer in its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 28, 2023 plus the 275,000 Shares issued upon the exercise of the Warrants.
(b)   The Reporting Persons have sole voting and dispositive power over 2,884,495 Shares.
(c)   Except (i) as set forth in Item 3 and (ii) for a transfer of 25,000 Shares on March 13, 2023 to underlying beneficiaries of a client account for no consideration, the Reporting Persons have not effected any transaction in the Shares during the past sixty days.
(d)   No person other than the Reporting Persons and the managed accounts or funds which hold the Shares is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure under Item 3, Item 4 and Item 5 is incorporated herein by reference.

The summaries contained herein of the Purchase Agreement and Stockholder Agreement, as applicable, are not intended to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement or Stockholder Agreement, as applicable, copies of which are filed as Exhibits hereto and which are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.   Material to be filed as Exhibits.
Exhibit 1   Securities Purchase Agreement, dated December 21, 2017, among the Issuer, 21 April Fund, Ltd. and 21 April Fund, LP. (Incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on December 21, 2017.)
Exhibit 2   Stockholder Agreement, dated December 21, 2017, among the Issuer, 21 April Fund, Ltd. and 21 April Fund, LP. (Incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on December 21, 2017.)
Exhibit 3   Joint Filing Agreement, dated May 8, 2023, by and between Bleichroeder LP and Bleichroeder Holdings LLC.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2023	BLEICHROEDER LP

	By:	/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Chairman and CO-CEO

BLEICHROEDER HOLDINGS LLC

	By:	/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Chairman and CO-CEO

EXHIBIT 3

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT is entered into as of May 8, 2023, by and among the parties hereto. The undersigned hereby agree that the Statement on Schedule 13D with respect to the Common Stock, $0.001 par value, of Identiv, Inc., a Delaware corporation, and any amendment thereafter signed by each of the undersigned shall be (unless otherwise determined by the undersigned) filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	May 8, 2023

BLEICHROEDER LP

Signature:	/s/ Michael M. Kellen

Name/Title:	Michael M. Kellen, Chairman and CO-CEO

BLEICHROEDER HOLDINGS LLC

Signature:	/s/ Michael M. Kellen

Name/Title:	Michael M. Kellen, Chairman and CO-CEO